June 1, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:    Kathleen Collins

Re:        Medidata Solutions, Inc.
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
File No. 001-34387

Ladies and gentlemen:

Medidata Solutions, Inc. (the “Company”) submits this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Staff”) received via email dated May 10, 2016, related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Business

Backlog, page 5

1.
We note you disclose subscription backlog related to your cloud-based offerings that will be recognized in the current year. Considering your subscription terms generally range from one to five years, tell us your consideration of disclosing the total amount of backlog, together with the portion thereof not reasonably expected to be filled within the current fiscal year. We refer you to Item 101(c)(1)(viii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company believes that its 12-month subscription backlog growth is a leading indicator of enterprise revenue growth. This metric provides context with regard to both the timing of revenue and year-over-year trends. Due to the specific timing and significance of contract renewals by customers, total backlog is not a reliable indicator of future revenues. As a result, the Company does not believe that total backlog is material to an understanding of our business taken as a whole, as contemplated by Item 101(c)(1) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

2.
We note your reference to subscription bookings growth in your earnings call for the fourth quarter of fiscal 2015. Please tell us how you calculate this measure. To the extent that the growth in total backlog is not reflective of your bookings growth, tell us what consideration you gave to including a discussion of bookings in your MD&A. Refer to Item 303(a) of Regulations S-K and Section III.B of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, please be advised that subscription bookings are calculated as the contractually committed fees in subscription-based contracts signed within the referenced reporting period.

The Company has considered the disclosure guidance from Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350 and does not believe that subscription bookings are an accurate indicator of the Company’s subscription revenue trends or results because they do not provide context of the timing of the associated revenue recognition; although the Company’s contract terms generally range from one to five years as disclosed, such terms do not necessarily follow a normal distribution across this range, and the annual commitment in our large enterprise deals typically increases over the term of the arrangement. Thus, the revenue generated in any single future reporting period from current-period bookings can vary significantly, limiting the usefulness of the subscription bookings metric as a predictor of future subscription revenues.

Therefore, in its MD&A, as well as in its 8-Ks and earnings calls, in order to provide financial statement users with trends-oriented context around its present and future results of operations as described in Item 303(a)(3)(ii) of Regulation S-K, the Company has consistently presented its 12-month subscription backlog metric and the change therein, which it believes provide the most reliable bridge between its current business activities and expected future results.

While the Company has disclosed information regarding subscription bookings in past earnings calls, its intention has been to provide investors with volume-based insight into the recent contracting activity of the business. The Company will continue to monitor the relevance of bookings and will ensure that any discussion of subscription bookings in future earnings calls, 8-Ks, or MD&As contains the appropriate qualifying context as described above.

Income Taxes, page 24

3.
We note that your effective tax rate was impacted by federal and state research and development credits in fiscal 2015 and R&D credits and domestic production activities in fiscal 2014. Please tell us your consideration of providing additional disclosure that further explains those items that most significantly impacted your effective tax rate and whether they are expected to have an impact on your effective tax rate in the future. Please refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, during the years ended December 31, 2015 and 2014, the Company’s effective tax rate (“ETR”) was favorably impacted by U.S. credits and incentives, resulting in a reduction to our ETR of 30.7% and 43.7%, respectively, for each of the years. The Company includes the U.S. research & experimentation tax credit and the domestic production activities deduction, net of tax reserves, in its classification of U.S. credits and incentives. The Company’s ETR was also impacted by stock-based compensation in both years. The impact of these items was significantly greater than other items impacting the rate and warranted additional disclosure or segregation of the item in the ETR reconciliation.

In future filings, we will include additional disclosure as necessary, consistent with the following:

“The benefit from U.S. credits and incentives will likely continue to have a favorable impact on the overall effective rate in the future as the Company continues to develop and enhance its products and grow. Stock-based compensation will also continue to have an impact on the Company’s effective tax rate. The impact of U.S. credits and incentives and stock-based compensation may not have as significant an impact on the effective tax rate in future periods to the extent that pre-tax income grows at a faster rate than the U.S. credits and incentives and stock-based employee benefits.”

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1, Summary of Significant Accounting Policies

Software development costs, page F-10

4.
We note your policy disclosure regarding internally developed software costs and that no internally developed software costs were capitalized during the periods presented. Please describe for us the development process related to your internal-use software, highlighting recently developed offerings and added functionality, and explain why there was no development costs capitalized during the periods presented. Also, describe for us how you apply the guidance in ASC 350-40-25 and what consideration was given to disclosing your policies for internal-use software development costs particularly since your software is provided in a software-as-a-service platform.

Response: The Company’s current platform of solutions, which it has marketed as “the Medidata Clinical Cloud” since 2014, is an evolution of the Company’s original flagship offering, Medidata Rave (“Rave”). Rave was designed by the Company’s founders to replace paper-based clinical trials by combining electronic data capture (“EDC”) capabilities with a clinical data management system (“CDMS”) and was initially developed internally. Rave was generally sold to customers under a software-as-a-service (“SaaS”) model, whereby customers used an internet connection to access software residing on the Company’s hardware; however, the Company extended certain of its larger customers the right to self-host, meaning that any of these customers could, at its election, take possession of the software without significant penalty and host it locally or with another vendor. Similarly, in certain instances, the Company sold Rave to customers in the form of a perpetual or term license, accompanied by a separate and optional hosting agreement for a specified term. Due to the availability of the option to self-host, the Company determined that its software met both criteria in ASC 985-605-55-121, and that the related revenues and development costs were accordingly subject to the accounting guidance in ASC 985-605 and ASC 985-20, respectively.

In assessing whether to capitalize customer software development costs under ASC 985-20, because its development process does not result in a detailed program design as described in ASC 985-20-25-2(a), the Company considered the guidance in ASC 985-20-25-2(b). Due to industry-specific issues including compliance requirements imposed by the U.S. Food and Drug Administration (“FDA”) and other international regulatory bodies around the use of computerized systems in clinical trials and clinical trial conduct in general, as well as fact that beta testing software in the area of clinical trials is not legal or feasible, the Company determined that it does not meet the ASC 985-20-25-2(b) criteria for establishing technological feasibility of its releases until all validation procedures are complete. In practice, the Company completes internal validation of its software releases very shortly (days to weeks) before they are made available to the market. Completion of these procedures is evidenced by the sign-off of a validation certificate. Following certification, little to no additional coding occurs. Software immediately enters a short pre-release stage, during which it is made available to customers on a “sandbox” basis for their own review and familiarization, after which the release is made available on a live basis to the general market. Given that, pursuant to ASC 985-20-25-6, cost capitalization must cease when the software is available for general release to customers, this workflow results in a very short or nonexistent window for potential cost capitalization. Furthermore, the Company’s internal customer software development process follows Agile methodologies, which are characterized by incremental, iterative work cadences known as “sprints.” The Agile approach generally results in more frequent software releases than do traditional sequential or waterfall development methodologies. Over time, the Company has trended toward shorter sprints and more frequent releases, further shortening the windows of opportunity for potential cost capitalization. This cadence results in a negligible amount of capitalizable cost, if any, which the Company deems immaterial. Accordingly, the Company has not capitalized any customer software development costs to date under ASC 985-20.

Over the years the Company has sought to reduce its internal development requirements by adding significant functionality to internally-developed Rave technology with technology obtained through a number of strategic business acquisitions: In 2008 with the acquisition of Fast Track Systems, Inc., the Company added capabilities around clinical trial planning, protocol development, contracting, and negotiation; in 2011 with the acquisition of Clinical Force Ltd., the Company added a clinical trial management system (“CTMS”) solution; in 2014 with the acquisition of Patient Profiles, LLC, the Company added technology for data analytics and centralized statistical monitoring (“CSM”). In each case the acquired technology was capitalized to intangible assets at fair value and amortized to expense over a life of 3-4 years. Historically the Company had sold its various offerings under separate product names, but simplified its marketing strategy in 2015 by renaming its offerings to reflect the distinct capabilities-based “clouds” (“Planning Cloud,” “Data Capture Cloud,” etc.) that together comprise the Medidata Clinical Cloud.

In recent years, in furtherance of its evolving cloud platform model, the Company has used instances of contract amendment as opportunities to eliminate the unexercised right to self-host among its large legacy customers. During 2015, the Company also amended the master services agreement with its last remaining self-hosting customer to remove the ability to self-host past 2020. The Company acknowledges that, when its platform inevitably evolves into fully cloud-based software that it under no circumstances sells, leases, or licenses, the Company will be required to account for its customer software development costs in accordance with ASC 350-40, as described in ASC 985-605-55-125. The Company is presently considering such guidance accordingly with regard to future periods.

Additionally, in 2014 and 2015 the Company did capitalize under ASC 350-40 certain implementation costs associated with internally-used cloud subscriptions from outside vendors (which are themselves treated as service contracts consistent with the guidance in ASU 2015-05) which met the criteria in ASC 350-40-25-2 and 3 and ASC 350-40-30-1. Such costs were immaterial, but the Company will disclose similar amounts capitalized in future periods if and when those amounts become material.

Stock-based compensation, page F-10

5.
You disclose that you use the simplified method pursuant to SAB Topic 14 for estimating the expected exercise data to estimate the expected life of options. Considering your IPO was in 2009, please explain to us why you do not have sufficient exercise data as of December 31, 2015. Tell us your expectations as to when you believe you will have such data sufficient to estimate the expected life of options.

Response: In response to the Staff’s comment, the Company’s strategies around equity compensation and the associated option granting policies have changed significantly between the Company’s IPO in 2009 and the year ended December 31, 2015. In the years 2009 through 2012, the Company granted options to a wide group of longer-tenured employees from the manager to executive levels (an annual average of about 970 thousand options across approximately 170 individuals each year) as part of its regularly scheduled annual incentive grant program. Beginning in 2013, the Company ceased granting options annually to the wider group, and limited annual grant type to restricted stock awards and units. Since that time, the Company has utilized option grants only in connection with the hire of certain key employees in senior roles. Furthermore, the Company has over time reduced its granting of these new-hire options in favor of a greater proportion of restricted stock awards.

To illustrate, in 2013, a total of 473 thousand stock options were granted to 24 newly hired employees; in 2014, a total of 214 thousand stock options were granted to 10 newly hired employees; in 2015, a total of 171 thousand stock options were granted to only 5 newly hired employees.

Although pre-2013 option grant pools did include employees in key senior positions, these grants were incentive grants in recognition of the previous year’s performance, reflective of an earlier time in the Company’s life cycle when its overall focus was on largely short-term goals. Options granted to employees in key senior positions in 2013 and later are sign-on grants meant to encourage retention and future performance during a time when the Company is focused on longer term goals and transformational growth. Furthermore, since the beginning of 2013 the Company has experienced turnover in the majority of its key senior positions as a result of changes in its strategic initiatives, meaning the more recent grants have been conveyed to a predominantly new and different group of leaders. Therefore, the Company expects exercise behavior with regard to these newer sign-on options to differ significantly from exercise behavior related to its previous incentive options, given the very different nature of the grants.

The Company believes it does not yet have adequate vested options or significant historical exercise data around this newer type of option grants (those issued in 2013 and subsequently) to support an expected life calculation for its new grants. The Company expects to have significant data to estimate the life of its new hire grants to key employees at the end of 2017, when all similar 2013 grants have become fully vested.

Additionally, estimation of expected term using historical exercise data for the entire population of options granted to date would not cause a material change in the Company’s stock-based compensation expense, results of operations, or financial condition for any historical period, and that such impact will continue to decrease given the current trend of issuing fewer options.

The Company will clarify its policy disclosure in future filings to better reflect this dynamic, consistent with the following:

“As the Company does not yet have sufficient historical exercise data with regard to its current option granting program, which is focused on new hires in key senior positions, to provide a reasonable basis upon which to estimate expected life, the Company uses the simplified method permitted for plain-vanilla options under SEC Staff Accounting Bulletin (‘SAB’) 14. The Company will cease to use such method when sufficient historical data is available.”

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 918-1800 or rbergmann@mdsol.com should you have further questions.

Sincerely,

/s/ Rouven Bergmann

Rouven Bergmann
Chief Financial Officer

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